Exhibit 99.57

NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

OR

DISTRIBUTION TO UNITED STATES OF AMERICA NEWS OR WIRE SERVICES

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5
Tel.: (604) 682-4002
Fax: (604) 682-4003

July 7, 2011	TSX: TMM

NEWS RELEASE

Timmins Gold Announces Update on Proposed Sale of Pacific Road Block

Vancouver, BC – Timmins Gold Corp. (TSX:TMM) (“Timmins Gold” or the “Company”) is pleased to announce that a syndicate comprised of M Partners, National Bank Financial and Paradigm Capital has confirmed orders with a number of institutional investors for the 25,205,090 common shares of the Company held by funds managed or advised by Pacific Road Capital Management Pty. Limited (Pacific). The offering will be by special warrant, with each special warrant exchangeable for one common share held by Pacific. The price is $2.51 per special warrant.

The special warrant transaction is expected to close on or about July 18, 2011 at which time the purchase funds and the common shares will be escrowed with Computershare. Timmins Gold will file a short form prospectus to qualify the common shares underlying the special warrants following the closing. Upon clearing of the prospectus, the escrow will release. If a receipt for a (final) prospectus has not been issued by the Ontario Securities Commission by a date to be determined, the escrowed funds and shares will be returned to the depositing parties unless the purchasers elect to complete the transaction with the required securities laws restrictions for private placements.

Caution Regarding Forward-Looking Statements

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

About Timmins Gold

Focused solely in Mexico, Timmins Gold is in commercial gold production at its wholly owned San Francisco gold mine in Sonora, Mexico. The mine is a past-producing open pit heap leach operation. Timmins Gold has forecast production at a rate in excess of 100,000 ounces of gold per year at a life of mine cash cost of approximately U.S. $489 per ounce. (Micon International NI 43-101F1 Technical Report dated November, 2010).

Contacts:

Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com